UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Director Appointment

On January 14, 2025, the Board of Directors (the “Board”) of Vertical Aerospace Ltd. (the “Company”) appointed Dómhnal Slattery to serve as a director of the Company and chairman of the Board, effective immediately.

Mr. Slattery rejoins the Board after previously serving as its Chairman from January 2022 to August 2023.

Mr. Slattery is one the world’s leading aircraft leasing and finance pioneers having founded and built Avolon and SMBC Aviation into leading industry players. Today, they are respectively ranked as the number two and three aircraft leasing companies in the world. Mr. Slattery has extensive capital markets expertise and understanding of and track record in the global aviation sector. The businesses he has founded and built have collectively raised and deployed over $75 billion in capital. He is also CEO and Chairman of Clahane Capital. Mr. Slattery has been widely recognised for his exceptional contributions to the aviation industry. He was the 2023 recipient of the International Society of Transport Aircraft Trading (ISTAT) Award and the "Outstanding Contribution to the Aviation Industry" award at the Aviation Industry Awards in 2016. He was also awarded an honorary doctorate from Dublin City University in 2022 and the NYU Lewis L Glucksman Award for Ethical Leadership in 2020 – both of which recognised his contribution to aviation and entrepreneurship. Mr Slattery has a Bachelor of Commerce from University College Galway and is a graduate of the Accelerated Development Programme from the London Business School.

Mr. Slattery’s appointment was proposed by Mudrick Capital Management L.P. pursuant to its director nomination rights set forth in the Company’s amended and restated memorandum and articles of association.

Stephen Welch, the Company’s outgoing chairman, will continue to serve on the Company’s Board as a non-executive director. On January 14, 2025, Vincent Casey notified the Board of his resignation as a director of the Board, with immediate effect.

Press Release

On January 15, 2025, the Company issued a press release in relation to the director changes, a copy of which is furnished as 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6- K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 15, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Vertical Aerospace Ltd. dated January 15, 2025